Exhibit 99.4

Generation Income Properties Inc.

Overview to Unaudited Pro Forma Consolidated Financial Statements

On August 10, 2023, Generation Income Properties, Inc. (the “Company”) and its operating partnership, Generation Income Properties, L.P. (“GIP Operating Partnership”), entered into an Agreement of Purchase and Sale (the “Purchase Agreement”) with Modiv Inc. and certain affiliates thereof (collectively, “Modiv”), pursuant to which GIP Operating Partnership purchased from Modiv a portfolio of 13 net leased properties (the “Modiv Portfolio”). The acquisition of the Modiv Portfolio closed on August 10, 2023. The Modiv Portfolio consists of eleven (11) retail properties and two (2) office properties.

The purchase price paid for the Modiv Portfolio was $42 million, excluding estimated transaction costs and expenses of $1.9 million and subject to prorations and credits as set forth in the Purchase Agreement. An amount equal to $30 million of the purchase price was paid in cash and $12 million was paid in shares of a newly issued series of preferred stock of the Company designated as Series A Redeemable Preferred Stock. The cash portion of the purchase price was financed with a combination of (i) cash on hand, (ii) a new $21.0 million secured debt facility from Valley National Bank (Valley"), and (iii) a $12.0 million preferred equity investment by LC2-NNN Pref, LLC, a Florida limited liability company and affiliate of Loci Capital Partners (“LC2”). The investment by LC2 was made into a special purpose subsidiary of GIP Operating Partnership named GIP VB SPE, LLC, a Delaware limited liability company (“GIP SPE”), and each of the properties in the Modiv Portfolio was transferred in a separate newly formed special purpose subsidiary of GIP SPE. As a result of the foregoing transactions, GIP SPE serves as a holding company for the various indirect subsidiaries of the Company that hold the properties included in the Modiv Portfolio plus the eight previously owned properties held by the Company that were already financed through loans with Valley.

The accompanying unaudited pro forma consolidated financial statements have been derived from the Company's historical consolidated financial statements. The unaudited pro forma consolidated balance sheet as of June 30, 2023 is presented to reflect pro forma adjustments as if the Company’s acquisition on August 10, 2023 of the Modiv Portfolio was completed on January 1, 2023. The unaudited pro forma consolidated statements of operations for the twelve months ended December 31, 2022 and for the six months ended June 30, 2023, are presented as if the acquisition of the Modiv Portfolio on August 10, 2023 was completed on January 1, 2022. Pro forma adjustments include only adjustments that give effect to events that are (1) directly attributable to the transaction and (2) factually supportable regardless of whether they have a continuing impact or are nonrecurring.

We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual consolidated financial position would have been as of June 30, 2023, assuming the transaction and adjustments reflected therein had been consummated on January 1, 2023, and what our actual consolidated results of operations would have been for the twelve months ended December 31, 2022 or for the six months ended June 30, 2023, assuming the transaction and adjustments reflected therein had been completed on January 1, 2022, and additionally are not indicative of our consolidated future financial condition, results of operations, or cash flows, and should not be viewed as indicative of our future consolidated financial condition, results of operations, or cash flows.

The following unaudited pro forma consolidated financial statements should be read in conjunction with our historical audited consolidated financial statements as of December 31, 2022 included in our Annual Report on Form 10-K filed on March 28, 2023, our historical unaudited financial statements as of June 30, 2023 included in our Quarterly Report on Form 10-Q filed on August 14, 2023, the “Cautionary Note Regarding Forward-Looking Statements” contained in those filings, and the “Risk Factors” sections contained in those filings.

Generation Income Properties Inc.

Pro Forma Consolidated Balance Sheet

June 30, 2023

	Historical (unaudited) (a)	Pro Forma Adjustments (unaudited)		Pro Forma (unaudited)
Assets

Investments in real estate
Land	$12,577,544	$7,982,005	(b)	$20,559,549
Building and site improvements	39,772,590	29,413,921	(b)	69,186,511
Tenant improvements	907,382	1,306,203	(b)	2,213,585
Acquired lease intangible assets	4,387,526	5,764,759	(b)	10,152,285
Less: accumulated depreciation and amortization	(6,441,616)	(1,027,479)		(7,469,095)
Net real estate investments	$51,203,426	$43,439,409		$94,642,835
Investment in tenancy-in-common	1,247,679	-		1,247,679
Cash and cash equivalents	2,105,392	2,031,499	(g)	4,136,891
Restricted cash	34,500	-		34,500
Deferred rent asset	319,528	13,264		332,792
Prepaid expenses	533,446	(174,303)	(c)	359,143
Accounts receivable	125,299	-		125,299
Escrow deposits and other assets	285,287	(100,000)	(c)	185,287
Right of use asset, net	6,190,529	-		6,190,529
Total Assets	$62,045,086	$45,209,869		$107,254,955

Liabilities and Equity

Liabilities
Accounts payable	$242,855	$422,661	(c)	$665,516
Accrued expenses	379,508	-		379,508
Accrued expense - related party	506,000	-		506,000
Acquired lease intangible liabilities, net	537,618	548,944	(b)	1,086,562
Insurance payable	239,301	-		239,301
Deferred rent liability	232,550	-		232,550
Lease liability, net	6,365,937	-		6,365,937
Other payable - related party	2,262,300	-		2,262,300
Loan payable - related party	1,500,000	4,000,000	(d)	5,500,000
Mortgage loans, net of unamortized debt issuance costs	34,958,848	20,545,531	(b)	55,504,379
Total liabilities	$47,224,917	$25,517,136		$72,742,053

Redeemable Non-Controlling Interests	$6,343,042	$10,215,555	(e)	$16,558,597

Stockholders' Equity
Preferred Stock, $0.01 par value, 2,400,000 shares issued and outstanding at June 30, 2023	$-	$24,000	(f)	$24,000
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,617,538 shares issued and outstanding at June 30, 2023	$26,175	$-		26,175
Additional paid-in capital	18,870,576	11,074,591	(f)	29,945,167
Accumulated deficit	(10,839,825)	(1,621,413)		(12,461,238)
Total Generation Income Properties, Inc. Stockholders' equity	$8,056,926	$9,477,178		$17,534,104

Non-Controlling Interest	$420,201	$-		$420,201
Total equity	$8,477,127	$9,477,178		$17,954,305

Total Liabilities and Equity	$62,045,086	$45,209,869		$107,254,955

(a) Historical unaudited financial information obtained from the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2023.

(b) The Company records the assets acquired and liabilities assumed related to the acquisition at fair value in accordance with Accounting Standards Codification Section 805, Business Combinations (as disclosed in the Company’s Annual Report on Form 10-K), as if the acquisition was completed on January 1, 2023. The Properties qualified as asset acquisitions.

(c) Reflects impact of closing costs and prorations.

(d) On July 21, 2023, GIP Operating Partnership amended and restated its previously disclosed Secured Promissory Note, dated October 14, 2022, payable to Brown Family Enterprises, LLC, and the related Security Agreement dated October 14, 2022 to reflect an increase in the Note and the loan evidenced thereby from $1.5 million to $5.5 million and extend the maturity date thereof from October 14, 2024 to October 14, 2026.

(e) $12 million preferred equity investment by LC2-NNN Pref, LLC, net of issuance costs and including deferred interest for the six months ended June 30, 2023, less redemptions of non-controlling interest paid concurrent with transaction of $2.5 million.

(f) $12 million in shares of a newly issued series of preferred stock of the Company designated as Series A Redeemable Preferred Stock, net of issuance costs and preferred stock dividends for the six months ended June 30, 2023.

(g) Reflects the pro forma net impact of the adjustments above.

Generation Income Properties Inc.

Pro Forma Consolidated Statements of Operations

For the Six Months Ended June 30, 2023

	Historical (unaudited) (a)	Pro Forma Adjustments (unaudited) (b)		Pro Forma (unaudited)
Revenue
Rental income	$2,645,457	$1,967,368	(c)	$4,612,825
Other income	20,460	-		20,460
Total revenue	$2,665,917	$1,967,368		$4,633,285

Expenses
General and administrative expense	$703,136	$44,033		$747,169
Building expenses	633,855	735,311		1,369,166
Depreciation and amortization	1,115,551	1,027,479	(d)	2,143,030
Interest expense, net	935,961	960,458	(e)	1,896,419
Compensation costs	634,006	-		634,006
Total expenses	$4,022,509	$2,767,281		$6,789,791
Operating loss	(1,356,592)	(799,913)		(2,156,505)
Other expense	(506,000)	-		(506,000)
Income on investment in tenancy-in-common	29,411	-		29,411
Dead deal expense	(109,569)	-		(109,569)
Net loss	$(1,942,750)	$(799,913)		$(2,742,663)
Less: Net income attributable to non-controlling interests	256,279	821,500	(f)	1,077,779
Net loss attributable to Generation Income Properties, Inc.	$(2,199,029)	$(1,621,413)		$(3,820,442)

Total Weighted Average Shares of Common Stock Outstanding – Basic & Diluted	2,578,678			2,578,678

Basic & Diluted Loss Per Share Attributable to Common Stockholders	$(0.85)			$(1.48)

(a) Historical unaudited financial information obtained from the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2023.

(b) Reflects operating results attributable to the Modiv Portfolio for the six months ended June 30, 2023.

(c) The Company recognizes rental revenue for operating leases on a straight-line basis over the life of the related lease, including any rent steps. In addition, the Company records acquired above-market and below-market leases at their fair value and recognizes the related amortization over the lives of the related leases as an adjustment to rental revenue.

(d) Reflects depreciation and amortization expense on the Modiv Portfolio during the six months ended June 30, 2023. The Company records depreciation and amortization on a straight-line basis over the estimated useful lives.

(e) Reflects the pro forma interest expense for the six months ended June 30, 2023, using an interest rate of 7.47% per year for the mortgage loans and 7.00% for the loan with Brown Family Enterprises, net of loan cost amortization.

(f) Reflects the pro forma noncontrolling interest expense using a rate of 15.5% per year for the six months ended June 30, 2023.

Generation Income Properties Inc.

Pro Forma Consolidated Statements of Operations

For the Twelve Months Ended December 31, 2022

	Historical (a)	Pro Forma Adjustments (unaudited) (b)		Pro Forma (unaudited)
Revenue
Rental income	$5,394,778	$3,937,137	(c)	$9,331,915
Other income	37,684	-		37,684
Total revenue	$5,432,462	$3,937,137		$9,369,599

Expenses
General and administrative expense	$1,647,987	$75,115		$1,723,102
Building expenses	1,208,192	1,099,869		2,308,061
Depreciation and amortization	2,110,975	2,054,957	(d)	4,165,932
Interest expense, net	1,620,237	1,920,916	(e)	3,541,153
Compensation costs	1,310,796	-		1,310,796
Total expenses	$7,898,187	$5,150,857		$13,049,044
Operating loss	(2,465,725)	(1,213,720)		(3,679,445)
Income on investment in tenancy-in-common	37,298	-		37,298
Dead deal expense	(174,722)	-		(174,722)
Loss on debt extinguishment	(144,029)	-		(144,029)
Net loss	$(2,747,178)	$(1,213,720)		$(3,960,898)
Less: Net income attributable to non-controlling interests	490,462	1,643,000	(f)	2,133,462
Net loss attributable to Generation Income Properties, Inc.	$(3,237,640)	$(2,856,720)		$(6,094,360)

Total Weighted Average Shares of Common Stock Outstanding – Basic & Diluted	2,313,112			2,313,112

Basic & Diluted Loss Per Share Attributable to Common Stockholders	$(1.40)			$(2.63)

(a) Historical financial information obtained from the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(b) Reflects operating results attributable to the Modiv Portfolio for the twelve months ended December 31, 2022.

(c) The Company recognizes rental revenue for operating leases on a straight-line basis over the life of the related lease, including any rent steps. In addition, the Company records acquired above-market and below-market leases at their fair value and recognizes the related amortization over the lives of the related leases as an adjustment to rental revenue.

(d) Reflects depreciation and amortization expense on the Modiv Portfolio during the twelve months ended December 31, 2022. The Company records depreciation and amortization on a straight-line basis over the estimated useful lives.

(e) Reflects the pro forma interest expense for the twelve months ended December 31, 2022, using an interest rate of 7.47% per year for the mortgage loans and 7.00% for the loan with Brown Family Enterprises, net of loan cost amortization.

(f) Reflects the pro forma noncontrolling interest expense using a rate of 15.5% per year for the twelve months ended December 31, 2022.

Generation Income Properties Inc.

Pro Forma Unaudited Statements of Taxable Operating Results and Cash to be Made Available by Operations

For the Year Ended December 31, 2022 and Six Months Ended June 30, 2023

The following represents an estimate of the taxable operating results and cash to be made available by operations of the Company based upon the unaudited pro forma consolidated statements of operations for the year ended December 31, 2022 and the six months ended June 30, 2023. These estimated results do not purport to represent the results of operations for the Company in the future and were prepared based on the assumptions outlined in the unaudited pro forma consolidated statements of operations, which should be read in conjunction with this statement.

For the Six Months Ended June 30, 2023

Pro Forma (unaudited)
Net loss attributable to Generation Income Properties, Inc.	$(3,820,442)
Net book depreciation and amortization in excess of tax depreciation and amortization	952,296
Estimated taxable operating loss	$(2,868,146)

Adjustments:
Depreciation and amortization	2,143,030
Amortization of debt issuance costs	93,838
Amortization of Above/below market leases	76,706
Amortization of above market ground lease	(366)
Restricted stock unit compensation	167,687
Non-cash ground lease expense	42,133
Income on investment in tenancy-in-common	(29,411)
Dead deal expense	109,569
Loss on debt extinguishment	-
Write-off of deferred financing cost	-
Net book depreciation and amortization in excess of tax depreciation and amortization	(952,296)
Estimated cash to be made available from operations	$(1,217,256)

For the Year Ended December 31, 2022

Pro Forma (unaudited)
Net loss attributable to Generation Income Properties, Inc.	$(6,094,360)
Net book depreciation and amortization in excess of tax depreciation and amortization	1,904,591
Estimated taxable operating loss	$(4,189,769)

Adjustments:
Depreciation and amortization	4,165,932
Amortization of debt issuance costs	191,146
Amortization of above/below market leases	255,206
Amortization of above market ground lease	(592)
Restricted stock unit compensation	421,882
Non-cash ground lease expense	71,672
Income on investment in tenancy-in-common	(37,298)
Dead deal expense	174,722
Loss on debt extinguishment	144,029
Write-off of deferred financing cost	252,256
Net book depreciation and amortization in excess of tax depreciation and amortization	(1,904,591)
Estimated cash to be made available from operations	$(455,405)